Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES PROGRESS ON THE DEVELOPMENT OF THE HEALTHY SUGAR MARKET IN CHINA

Vancouver, B.C. March 29, 2011 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, is pleased to announce an update on the progress of the development of the healthy sugar market opportunity in China.

The Company is pleased to announce that Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd (FXY) has started to develop the production capacity necessary to support the supply of one million metric tons capacity of low calorie sugar (LCS) for the Chinese sweetener market including the China Sugar Reserve’s requirements. FXY has recently started the construction of an additional 10,000 metric tons LCS production facility in Xiaogang and this facility is expected to be completed in September 2011.

The LCS formulation will be one third the calories or two-thirds calorie reduction from regular sugar using GLG’s BlendSureTM stevia extract product and FXY has developed all required know how technologies and are in the process of applying for a China patent for these technologies for the production of low calorie sugar.

Dr. Luke Zhang, Chairman and CEO of GLG said, “We are very pleased with the progress FXY has made in developing the low calorie sugar opportunity in China. This product will further improve the development of healthier food and beverages in China which is a key to combat the high rates of obesity and diabetes in China. We are proud to see BlendSure selected as the high purity stevia extract to be used for FXY’s LCS product. The LCS product will also be useful to China since it reduces the amount of sugar by two-thirds and leverages the strength China has with the stevia crop. Stevia requires one thirteenth the agriculture footprint and stevia farmers earn two to three times the income growing stevia instead of other crops.”

Mr. Song Xiankun, Chairman and President of CAHFC said, “We are confident in the progress we have made in advancing the low calorie sugar market opportunity in China. This is a very large opportunity for FXY and GLG and one million metric tons of LCS is equivalent to three million metric tons of refined sugar. We are proud to be the market leaders of this innovative sweetener product for the Chinese market. We believe that the success of LCS will be very beneficial to China to promote the development of healthier food and beverage products as well as help the country manage its current sugar shortage issue. We are also very pleased to work with GLG on this new product as they are the leaders in the stevia industry and we are confident they have the scale necessary to support our LCS stevia extract needs – now and in the future.”

About GLG Life Tech Corporation
GLG Life Tech Corporation (NASDAQ:GLGL,TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

About Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd

Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd (FXY) is a leading consumer products manufacturer of high quality foods and beverages under the brand names RebSugar, RebSucrose, and Zhao Guang. FXY will lead the Chinese market in creating great tasting, zero or low calorie, all natural foods and beverages for consumer to lead healthy and active lifestyles. FXY is a wholly owned subsidiary of GLG’s joint venture partner in AN0CTM, China Agriculture and Healthy Foods Company Limited.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.